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SECURI 08028742 IISSION

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SEC FILE NUMBER
8-25065

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PLANMEMBER SECURITIES CORPORATION

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6187 Carpinteria Avenue
(No. and Street)

Carpinteria	California	93013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Kemble, Chief Financial Officer — (805) 684-1199 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

10 3/20

OATH OR AFFIRMATION

I, Bill Kemble, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to PlanMember Securities Corporation (the "Company") as of and for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JENNIFER ROSSIGNOL
Commission # 1753634
Notary Public - California
Santa Barbara County
My Comm. Expires Jun 26, 2011

Signature

Chief Financial Officer
Title

Notary Public

State of California County of Santa Barbara
Subscribed and sworn to (or affirmed) Before me on this 25 day of Feb, 20 08 by Bill Kemble
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Seal)

Table of Contents

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt from requirements. See footnote #6 to the financial statements)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt from requirements. See footnote #6 to the financial statements)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-59e)(3).

PLANMEMBER SECURITIES CORPORATION
(SEC I.D. No. 8-25065)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
PlanMember Securities Corporation
Carpinteria, CA

We have audited the accompanying statements of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition presents fairly, in all material respects, the financial position of PlanMember Securities Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
CASH AND CASH EQUIVALENTS	$ 2,091,781
CASH SEGREGATED FOR THE BENEFIT OF CUSTOMERS	3,410,748
ACCOUNTS RECEIVABLE:	
Commissions and advisory fees receivables	3,584,078
Administrative fees and other receivables	1,560,736
Total accounts receivable	5,144,814
DEFERRED TAX ASSET	85,385
OTHER ASSETS—Deposits	65,030
TOTAL	$ 10,797,758
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 2,717,895
Payable to customers	3,410,748
Income taxes payable to Parent	338,121
Due to affiliate (Note 3)	54,336
Accrued liabilities	161,510
Total liabilities	6,682,610
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—2,000 shares authorized; 1,002 shares issued and outstanding	10
Paid-in capital—in excess of par value	1,586,533
Retained earnings	2,528,605
Total stockholder's equity	4,115,148
TOTAL	$ 10,797,758

See notes to statement of financial condition.

PLANMEMBER SECURITIES CORPORATION

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

PlanMember Securities Corporation (the "Company"), a wholly owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a California corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. All equity securities transactions of the Company and its customers are executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. Advisory fees are earned by providing managed portfolio asset allocation services. Administrative fees are received for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly owned subsidiary of the Parent (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying statements of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Securities Transactions—Securities transactions for the accounts of the Company or its customers are executed and cleared either through independent clearing agents on a fully disclosed basis or through a designated bank account for the exclusive benefit of its customers.

Cash and Cash Equivalents—The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated for the Benefit of Customers—As of December 31, 2007 cash of $3,410,748 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC.

Off-Balance-Sheet Credit Risk—In the normal course of business, the Company's customer activities involve the execution and settlement of transactions in various mutual funds. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

Fair Value of Financial Instruments—The Company's financial instruments are carried at estimated fair value. Cash, receivables, and payables are short term in nature and carried at cost or cost plus accrued interest, which approximates fair value.

Use of Estimates—The preparation of the accompanying statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements and Interpretations—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB issued FASB staff Position FIN48-2 which defers the effective date of FIN No. 48 for certain non public entities, including the Company, to fiscal years beginning after December 15, 2007. Management is currently evaluating the impact of applying the various provisions of FIN No. 48 on the Company's statement of financial condition.

3. TRANSACTIONS WITH RELATED PARTY

The Company, based on the timing of revenue collection cycles and commission payments, transfers cash to and from PSC. Pursuant to a fee-sharing agreement, the Company incurs an administrative expense, which was accrued throughout the year. The administrative expense covers the use of facilities, personnel, systems, recordkeeping, and marketing services provided by the affiliate. At December 31, 2007, the Company owed PSC $54,336. Such amount is noninterest bearing and payable upon demand.

4. INCOME TAXES

The Company files a consolidated federal income tax return and a combined California franchise tax return with the Parent. The Company computes a tax provision on a separate basis. The deferred tax asset relates to deferred revenues of approximately $66,000 and state income taxes of $19,000 in 2007. The income tax payable of $338,121 at December 31, 2007 is payable to the Parent.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $1,339,103, which was $893,596 in excess of its required net capital of $445,507. The Company's ratio of aggregate indebtedness to net capital was 4.99 to 1.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a

special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 26, 2008

PlanMember Securities Corporation
6187 Carpinteria Avenue
Carpinteria, CA 93013

In planning and performing our audit of the financial statements of PlanMember Securities Corporation (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END